SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 3)*

Gridsum Holding Inc.

(Name of Issuer)

Class B ordinary shares, par value $0.001 per share

(Title of Class of Securities)

398132100**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The CUSIP Number is for the American Depositary Shares relating to Class B ordinary shares that trade on the NASDAQ Global Select Market.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 398132100	13G	Page 2 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures Asia, L.P. (“Steamboat Asia”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,167,439 shares[1]; except that Steamboat Ventures Asia Manager, L.P. (“Steamboat Manager”), the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat Ventures Asia GP, Ltd. (“Steamboat GP”), the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and John R. Ball (“Ball”) and Liping Fan (“Fan”), the directors of Steamboat GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,167,439 shares[1]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,439
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.22%[2]
12	TYPE OF REPORTING PERSON* PN

[1]	Consists of 2,167,439 Class B ordinary shares, represented by 2,167,439 American Depositary Shares owned directly by Steamboat Asia.
[2]	As reported by the Issuer, as of December 31, 2019, the total number of Class B ordinary shares outstanding was 30,029,890 Class B ordinary shares.

CUSIP NO. 398132100	13G	Page 3 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures Asia Manager, L.P. (“Steamboat Manager”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,167,439 shares[3]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,167,439 shares[3]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,439 [3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.22%[4]
12	TYPE OF REPORTING PERSON* PN

[3]	Consists of 2,167,439 Class B ordinary shares, represented by 2,167,439 American Depositary Shares owned directly by Steamboat Asia.
[4]	As reported by the Issuer, as of December 31, 2019, the total number of Class B ordinary shares outstanding was 30,029,890 Class B ordinary shares.

CUSIP NO. 398132100	13G	Page 4 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steamboat Ventures Asia GP, Ltd. (“Steamboat GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,167,439 shares[5]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

2,167,439 shares[5]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,439[5]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.22%[6]
12	TYPE OF REPORTING PERSON* OO

[5]	Consists of 2,167,439 Class B ordinary shares, represented by 2,167,439 American Depositary Shares owned directly by Steamboat Asia.
[6]	As reported by the Issuer, as of December 31, 2019, the total number of Class B ordinary shares outstanding was 30,029,890 Class B ordinary shares.

CUSIP NO. 398132100	13G	Page 5 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John R. Ball (“Ball”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

2,167,439 shares[7]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

2,167,439 shares[7]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,439[7]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.22%[8]
12	TYPE OF REPORTING PERSON* IN

[7]	Consists of 2,167,439 Class B ordinary shares, represented by 2,167,439 American Depositary Shares owned directly by Steamboat Asia.
[8]	As reported by the Issuer, as of December 31, 2019, the total number of Class B ordinary shares outstanding was 30,029,890 Class B ordinary shares.

CUSIP NO. 398132100	13G	Page 6 of 12

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Liping Fan (“Fan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER

2,167,439 shares[9]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to vote these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to vote these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER

2,167,439 shares[9]; except that Steamboat Manager, the general partner of Steamboat Asia, may be deemed to have sole power to dispose of these shares, Steamboat GP, the general partner of Steamboat Manager, may be deemed to have sole power to dispose of these shares, and Ball and Fan, the directors of Steamboat GP, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,167,439[9]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.22%[10]
12	TYPE OF REPORTING PERSON* IN

[9]	Consists of 2,167,439 Class B ordinary shares, represented by 2,167,439 American Depositary Shares owned directly by Steamboat Asia.
[10]	As reported by the Issuer, as of December 31, 2019, the total number of Class B ordinary shares outstanding was 30,029,890 Class B ordinary shares.

CUSIP NO. 398132100	13G	Page 7 of 12

This Amendment No. 3 amends and restates in its entirety the Schedule 13G previously filed by Steamboat Ventures Asia, L.P., a Cayman Islands exempted limited partnership (“Steamboat Asia”), Steamboat Ventures Asia Manager, L.P., a Cayman Islands exempted limited partnership (“Steamboat Manager”), Steamboat Ventures Asia GP, Ltd., a Cayman Islands exempted company (“Steamboat GP”), and John R. Ball (“Ball”) and Liping Fan (“Fan”) (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

Gridsum Holding Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Steamboat Asia, Steamboat Manager, Steamboat GP, Ball and Fan. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Steamboat Manager is the general partner of Steamboat Asia, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Steamboat Asia. Steamboat GP is the general partner of Steamboat Manager, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Steamboat Asia. Ball and Fan are directors of Steamboat GP, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Steamboat Asia.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Steamboat Ventures Asia

c/o Campbell’s Corporate Services Limited

Floor 4, Willow House, Cricket Square

Grand Cayman KY1-9010, Cayman Islands

ITEM 2(C)	CITIZENSHIP

Steamboat Asia and Steamboat Manager are Cayman Islands exempted limited partnerships. Steamboat GP is a Cayman Islands exempted company. Ball and Fan are United States citizens.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Class B ordinary shares, par value $0.001 per share.

ITEM 2(E)	CUSIP NUMBER

398132100 (CUSIP Number for the ADSs, which are traded on the NASDAQ Global Select Market. The Class B ordinary shares do not have a CUSIP Number.)

ITEM 3.	Not Applicable

CUSIP NO. 398132100	13G	Page 8 of 12

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class B ordinary shares of the issuer by the persons filing this Statement is provided as of December 31, 2019.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Steamboat Asia and Steamboat Manager, and the memorandum and articles of association of Steamboat GP, the general partner and limited partners or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP NO. 398132100	13G	Page 9 of 12

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 398132100	13G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2020	Steamboat Ventures Asia, L.P.

By: Steamboat Ventures Asia Manager, L.P.
Its: General Partner

By: Steamboat Ventures Asia GP, Ltd.
Its: General Partner

	By:	/s/ Liping Fan
Liping Fan, Director

Steamboat Ventures Asia Manager, L.P.

By: Steamboat Ventures Asia GP, Ltd.
Its: General Partner

	By:	/s/ Liping Fan
Liping Fan, Director

Steamboat Ventures Asia GP, Ltd.

	By:	/s/ Liping Fan
Liping Fan, Director

/s/ John R. Ball
John R. Ball

/s/ Liping Fan
Liping Fan

CUSIP NO. 398132100	13G	Page 11 of 12

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 398132100	13G	Page 12 of 12

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class B ordinary shares of Gridsum Holding Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.